UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of March 31, 2016

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following:

RECEIPT OF NASDAQ DEFICIENCY LETTER
Relating to the Minimum Bid Price of $1 per Share

The Company hereby reports the following event:

On March 29, 2016 the Company received a NASDAQ staff deficiency letter (the "Letter"), stating that the Company fails to comply with the requirement to maintain a minimum bid price of $1 per its shares, under NASDAQ Listing Rule 5550(a)(2).

The Letter states that based upon the closing bid price of the Company's securities for the last 30 consecutive business days, the Company no longer meets the foregoing continued listing requirement. However, under NASDAQ Rules the Company was provided with a compliance period of 180 calendar days in which to regain compliance (during said compliance period, the Company's securities will continue to be listed and traded on NASDAQ, subject to applicable NASDAQ rules).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: March 31, 2016	By:	/s/ Amit Mantsur
Amit Mantsur, CFO